						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2015	2014	2013	2012	2011	2015	2014
EARNINGS
Income from continuing operations	$191	$72	$553	$14	$3	$91	$40
Income tax expense (benefit)	(22)	(188)	196	(57)	(70)	20	3
Interest expense	148	149	208	197	105	39	37
Interest portion of rental expense	20	29	25	28	25	5	5
Amortization of deferred debt expense	18	14	65	54	26	3	4
Distributions in excess of (less than) earnings
of unconsolidated affiliates	7	(11)	(15)	(32)	(12)	1	(1)
	$362	$65	$1,032	$204	$77	$159	$88

FIXED CHARGES
Interest expense	$148	$149	$208	$197	$105	$39	$37
Interest portion of rental expense	20	29	25	28	25	5	5
Amortization of deferred debt expense	18	14	65	54	26	3	4
Capitalized interest	2	1	1	1	—	—	—
	$188	$193	$299	$280	$156	$47	$46

RATIO OF EARNINGS TO FIXED CHARGES	1.93	(C)	3.45	(B)	(A)	3.38	1.91

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $79 million would have been required for the year ended September 30, 2011.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.